N E W S R E L E A S E

September 17, 2007

SALE OF KUBI PROJECT

Nevsun Resources Ltd., (NSU-TSX/AMEX) (“Nevsun”) is pleased to announce the sale of the Kubi property in Ghana to PMI Gold Corporation (PMV-TSX-V) (“PMI”). The Kubi transaction involves the sale of Nevsun Resources (Ghana) Ltd. (“Nevsun Ghana”), a wholly owned subsidiary of Nevsun. The Kubi property hosts a former open pit operation that was mined by AngloGold Ashanti during the period between 1999 and 2006 whereby Nevsun received royalty payments from Ashanti until early 2006.

In consideration of the purchase of Nevsun Ghana, PMI has agreed to issue to Nevsun nine (9) million PMI common shares and, on or before 6 months after closing of the transaction, will pay to Nevsun a further US$3 million. The second installment is payable in cash or in PMI shares, or a combination of both cash and shares at the option of PMI, so long as Nevsun’s shareholdings do not exceed 20% of the outstanding shares of PMI.

Following the close of the first step of this transaction, Nevsun will become a significant shareholder of PMI, holding approximately 12% of PMI, and as part of the transaction has the right to appoint a nominee as a director of PMI.

Nevsun is pleased to maintain an interest and value in Kubi through PMI which has successfully built up its Ghana exploration portfolio over the past few years, including three former gold producing properties in addition to the Kubi property. The transaction has received preliminary regulatory approval, however, is subject to normal closing terms.

Forward Looking Statements: The above contains forward-looking statements concerning disposition of the Company’s mineral property in Ghana and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu07-10.doc	For further information, Contact: Judy Baker (416) 786-7860 Nevsun (604) 623-4700 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com